UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number: 333-267035

Hub Cyber Security Ltd.

(Exact Name of Registrant as Specified in Its Charter)

17 Rothschild Blvd

Tel Aviv 6688120, Israel

+972-3-924-4074

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CONTENTS

CEO Transition

On February 2, 2023, the Board of Directors (the “Board”) of HUB Cyber Security Ltd. (TASE: HUB) (the “Company”) accepted the resignation of Eyal Moshe as the Company’s Chief Executive Officer, effective immediately, and appointed him as President of the Company’s U.S. operations. Mr. Moshe will remain as a member of the Board as well. Mr. Moshe’s decision to resign as Chief Executive Officer was not the result of any disagreement with the Company on any matters relating to the Company’s operations, policies or practices.

Additionally, on February 2, 2023, the Board of the Company appointed Mr. Uzi Moskovitch, Major General (Ret.), previously the Company’s Executive Chairman, to replace Eyal Moshe as Chief Executive Officer, effective immediately.

Further, on February 2, 2023, Ayelet Bitan, the Company's Vice President of Human Resources, resigned from her position as an officer of the Company, effective immediately. Her duties will be assumed by Mr. Moskovitch until the Company can find a suitable replacement.

Chairman Transition

In connection with his appointment as the Company’s Chief Executive Officer, Mr. Moskovitch resigned from his position as Executive Chairman. The Board appointed Moshe Raines, a current director of the Company, to the role of interim chairman of the Board to serve in this role until further notice or decision by the Board.

On February 2, 2023, the Company issued a press release entitled “HUB Cyber Security - Updates on Nasdaq Listing and Pipe Investor Change.” A copy of this press release is attached to this Form 6-K as Exhibit 99.1.

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit	Description

99.1	Press release dated February 2, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Hub Cyber Security Ltd.

Date: February 3, 2023	By:	/s/ Uzi Moskovitch
Uzi Moskovitch
Chief Executive Officer